Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

October 30, 2006

VIA EDGAR AND FED EX

Mr. H. Christopher Owings
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	Compliance Systems Corporation
Amendment No.1 to Registration Statement on Form SB-2
Filed on August 11, 2006,
File No. 333-134092

Dear Mr. Owings:

This letter has been prepared in response to your request for Compliance Systems Corporation, a Nevada corporation (“Compliance Systems Corporation” or the “Company”), to respond to the comments of the staff of the United States Securities and Exchange Commission (the “Commission” or the “SEC”) as memorialized in your August 30, 2006 letter (the “SEC Comment Letter”) concerning the Company’s Form SB-2 filed on August 11, 2006.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Front Cover Page of Prospectus, page ii

COMMENT 1.
We note your response to comment 4 in our letter dated June 9, 2006, where you added disclosure stating that the selling stockholders will sell the shares in the offering at a fixed price of $0.30 per share until you are quoted on “an adequate market, such as the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” You also disclose, however, “We anticipate that the shares of common stock will be offered for sale by the selling shareholders at prices established on the Pink Sheets during the term of this offering upon approval . . “ As we noted in our comment, the Pink Sheets would not qualify as an adequate market, and therefore, even if you are quoted on the Pink Sheets, the selling shareholders would still need to sell their shares at the fixed price of $0.30 per share. Please revise accordingly or explain.

RESPONSE:	The disclosure on the Prospectus Cover page and throughout the Registration Statement has been revised to remove all references to the Pink Sheets as an adequate market.

Mr. H. Christopher Owings
August 31, 2006

Our Revenue To Date Has Been Derived From A Relatively Small Number, page 10

COMMENT 2.
We note your response to comment 13 in our letter dated June 9, 2006. In that response, you state that you have deleted the risk factor because you believe it no longer applies. However, it appears that you have not deleted the risk factor from your document. Also, in that same response, you state that the effect of the Vartec bankruptcy “has been largely mitigated” because your contract with Vartec was assumed and assigned to Comtel Telcom Assets LP upon final closing of the asset sale to Comtel. However, in your Results of Operations subsection on page 34, you state the “overall decrease in volume experienced during 2005 is expected to continue for the near term as the customer base that was lost as a result of Vartec Communication’s bankruptcy filing must be replaced, which will take some time-” Accordingly, it appears, based on this disclosure, that the Vartec bankruptcy presents a material risk to your business operations. If so, please include the bankruptcy as a risk factor. Further, on page 43, you state that Comtel is no longer one of your distributors. Therefore, it appears that you currently have only one distributor. If true, please revise this risk factor and all other applicable sections in which you state or imply that you have more than one distributor, such as the bullet point on page 42, and discuss how your current situation will affect you going forward. We may have more comments upon reading your response and revisions.

RESPONSE:
The risk factor with respect to our limited number of distributors has been restored due to the fact that currently we have only one distributor. We have added further disclosure to the risk factor briefly describing how the consolidation into one distributor came about. Due to the size and financial strength of our current distributor (ie.) we believe risks relating to this present concentration are in fact minimal and the related disclosure reflects that belief. (See also the response to Comment No. 8).

With respect to Vartec Communication’s bankruptcy representing a material risk to our business, we have included a risk factor explaining the effect the bankruptcy of this distributor has had on our business. We have disclosed that the Vartec bankruptcy has resulted in lost business and decreased revenues, and there is no assurance that we will be able to recoup these revenues in the near future.

Selling Stockholders, page 19

COMMENT 3.
We note your response to comment 17 in our letter dated June 9, 2006. Please confirm to us that you will disclose in this document whether, as of the date of effectiveness, Montgomery Equity Partners, Ltd. has provided you with written notice that it will waive the 4.90% ownership after the 65-day limitation period.

RESPONSE:
We hereby confirm that we have disclosed in the Registration Statement, and will continue to disclose in any amendments thereto, as of the date of the effectiveness of the Registration Statement, whether Montgomery Equity Partners, Ltd. has given us written notice with respect to waiving the 4.9% ownership limit after the 65 day waiting period. As of the date of this letter

Mr. H. Christopher Owings
August 31, 2006

and the filing of Amendment No. 2 to the Registration Statement, we have not received any written notice that Montgomery Equity Partners, Ltd. will waive the 4.90% ownership after the 65-day limitation period.

COMMENT 4.
We note your responses to comments 21 and 22 in our letter dated June 9, 2006. However, you qualify your response by stating that none of your selling stockholders are registered broker-dealers or affiliates of broker-dealers, “to our knowledge.” Please confirm to us that none of your selling stockholders are registered broker-dealers or affiliates of broker dealers, without qualification.

RESPONSE:	None of our selling stockholders are registered broker-dealers or affiliates of broker dealers, without qualification, and we have amended Amendment No. 2 to the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results, page 30

COMMENT 5.
We note your response to comment 29 in our letter dated June 9, 2006. In your Material Trends and Uncertainties subsection on page 31, you state that traditional telephone lines are continuing to migrate to VoIP. Please provide a source for this statement. Also, you state that the migration to VoIP places you in a position to effectively gain VoIP market share and reduce your risk to certain industry related and technological factors which may have an adverse impact on your future business. We also note that you describe certain of those factors in the second paragraph. Please expand your disclosure in the second paragraph to discuss the factors more fully. For example, please discuss other industry-related and technological factors, other than the two examples you provide. Further, please explain how future improvements in technology could result in a decrease in your market share.

RESPONSE:
We have included the source for the statement on page 31 and have expanded the Material Trends and Uncertainties subsection to more fully describe the factors that may have an adverse impact on our future business, as requested.

COMMENT 6.
In the fourth paragraph on page 36, you state that one of your officers resigned, there was a reduction in your sales force, and you eliminated your in-house legal counsel. These events appear to suggest a negative trend that should be discussed in your Material Trends and Uncertainties subsection. Please revise or advise. Further, in the second paragraph of your Liquidity and Capital Resources section on page 36, you state that your current assets decreased 26.2% from December 31, 2005 to March 31, 2006. Please revise to explain the reason for this decrease and, if appropriate, please include a discussion in your Material Trends and Uncertainties subsection.

RESPONSE:
We do not believe that the resignation of one officer, the reduction in the sales force or the elimination of the in-house counsel are material indicators of negative trend in our business. For example, the elimination of in-house legal counsel and the resignation of an officer are unrelated events. The

Mr. H. Christopher Owings
August 31, 2006

officer resigned for entirely personal reasons due to a divorce and moved out of the country. The in-house counsel chose to re-enter the private practice of law. We are currently using outside counsel for our legal needs and are satisfied with this arrangement.

The reduction in sales staff is a cost-cutting measure attributable to us not having a proper marketing strategy that would maximize the benefits from having such a sales staff. The Company anticipates we will hire additional sales staff based upon our future needs.

The decrease in current assets from December 31, 2005 to June 30, 2006 is only 2.2%, and the Company does not deem this decrease to be significant. The large increase in our current liabilities and working capital deficit is discussed in the ‘Material Trends and Uncertainties’ section and the ‘Liquidity’ section in the MD&A.

Going Concern, page 30

COMMENT 7.
We note your response to comment 31 in our letter dated June 9, 2006. You state your belief that your ability to obtain additional financing will increase upon effectiveness of the registration statement, because financing alternatives are greater for publicly traded companies with “liquid securities” There is no guarantee that you will be quoted on the Pink Sheets after effectiveness of the registration statement. Further, even if you are quoted on the Fink Sheets, it is not certain that a market will develop for your shares. Accordingly, if you choose to retain your disclosure, please also discuss the limitations on the liquidity of your shares.

RESPONSE:
We have revised the disclosure to include limitations on the liquidity of shares. We have added disclosure that we there are no assurances that once our shares are publicly traded we will be able to obtain more sources or financing or on terms satisfactory to us. Even if our shares are publicly traded it may be that a market will not develop for our shares, due to a number of reasons, including our financial performance and demand for our shares. Thus, while our management believes that additional financing may be obtained upon the effectiveness of the Registration Statement, and the public trading of our common stock, there are no assurances that these alternatives will potentially realize due to the limitations on the liquidity of our common stock.

Revenue Recognition, page 31

COMMENT 8.
We note your response to comment 33 in our letter date June 9, 2006. Also, we note that the distributors contract with the telephone carriers, host and manage the TeleBlock database, and provide billing and collection services. Further, we note that the telephone carriers assume all the credit risk from their customers and that the fee you receive is based on a certain percentage per query. In this

Mr. H. Christopher Owings
August 31, 2006

regard, please tell us how you considered whether you should recognize revenue on a gross versus net basis per EITF 99-19.

RESPONSE:
The registration statement has been revised to more clearly define the Company’s relationship with the database distributors and related arrangements. The distributors provide connectivity and database information required for them to maintain and operate a telephone call processing platform. This platform is where the telephone call queries are routed from the telemarketers over various telephone carrier networks. In fiscal 2004 and 2005, there were two providers of these call processing platforms, VeriSign and Vartec. Essentially, these providers have a copy of a portion of the Company’s database, which portion is sufficient for operation of the platform.

The actual database is maintained by an unrelated third-party data and software company on equipment owned by the Company but located at the data company’s co-location facility. The list of Do-Not-Call numbers in the database at this co-location facility is maintained and electronically updated every seven minutes by the Company, reflecting changes in the various Do-Not-Call lists electronically transmitted to the Company by telemarketers and other sources. The Company’s continual updating of the database is a principal element of the overall process, since it is information from this updated database at the data company that is transmitted to the call processing system hosted by the distributor.

The Company’s contracts with the platform hosts require them to provide billing and collection services for applicable fees due to the Company (after deduction of a hosting service fee) paid to the phone carriers by the telemarketers as part of their monthly phone bills.

As discussed elsewhere in the registration statement and in this response letter, Vartec had filed for bankruptcy during this period, but the existing arrangements continued into 2006. On May 19, 2006 the bankruptcy court approved the assumption and assignment of the Company’s contract with Vartec to Comtel Telcom Assets LP (“Comtel”) upon final closing of the asset sale to Comtel. The bankruptcy court accepted the sale of Vartec’s assets to Comtel on June 7, 2006. Comtel succeeded as our distributor of Teleblock®. In July 2006, the use of Vartec’s call processing platform ceased and all Teleblock® services provided by the Company were routed through the various telephone networks to VeriSign’s call processing system. This change constituted an upgrade as VeriSign’s technology was superior.

Previous references in our response letter and in the registration statement to the “distributor’s managing the Teleblock® database” were confusing and have been clarified to reflect the above.

As to the question of whether the Company should report revenue gross or net, the Company has considered EITF Consensus 99-19, noting that considerable judgment and weighting of the various factors is required.

Mr. H. Christopher Owings
August 31, 2006

Applicable factors (other than those related to inventory) discussed in the EITF are as follows:

a. The Company is the primary obligor in the arrangement

The Company provides the equipment to maintain the database and updates the database information. Without these two functions there would be no service to provide as the database information transmitted to the platform host would soon be out of date resulting in violations and related fines under federal law.

b. The Company has latitude in establishing the price

The Company has the sole authority to set to price to the telephone carriers. Fees charged by the carriers to the end-users are added on. The Company pays a specific fee to the platform hosts, which is deducted by them when they remit monthly to the Company.

c. The Company changes the product or performs part of the service

As discussed in a above, the Company continually updates the database, and also receives notices of all changes from the telemarketers, which changes are input into the database maintained by the Company.

d. The Company has discretion in supplier selection

The current contract with VeriSign expires in July of 2007 and is renewable annually. The Company could change to a different platform host, but does not believe it would be in its interest to do so.

e. Company involvement in service specifications

The Do-Not-Call laws are sufficiently specific that this consideration does not apply.

f. The Company has no credit risk

Although the Company has no credit risk with respect to the telephone carriers, that aspect of the contract with the platform hosts derives in part from the dynamics of the call processing system, since VeriSign provides myriad other services to the phone networks, whose charge for Teleblock® is included in their monthly bills to the telemarketers. Also, it is a convenience for the Company and was an element of the contract required by the Company, not VeriSign.

g. Determination of who is the primary obligor in the arrangement

The Company and VeriSign have shared responsibility. VeriSign transmits the required data, but has no access to the data unless the Company provides it. The Company is responsible for maintaining the database,

Mr. H. Christopher Owings
August 31, 2006

which is the most critical element in the service.

h. Whether the price to the company is fixed or variable.

The fee to VeriSign is fixed by the contract. The Company’s fee schedule, set by it, includes variations for high volume and certain other customers.

Conclusion: Although there are certain elements that favor a net presentation (no credit risk and shared responsibility for fulfillment), the preponderance of the criteria indicate the company is the principal and VeriSign is the agent. Moreover, the contract with VeriSign specifies that VeriSign may not report the revenue as gross.

Financing Alternatives, page 33

COMMENT 9.
We note your response to comment 37 in our letter dated June 9, 2006. Please expand your disclosure to more fully describe the other debt and equity financing alternatives that you are currently seeking.

RESPONSE:
We have updated the disclosure to describe the current debt and equity financing alternatives we are pursuing. We meet our operating deficits primarily through short-term borrowings. In September 2006, we entered into a $150,000 secured loan agreement with Nascap Corp, a new lender, under which we have utilized $100,000 to date. Montgomery Equity Partners, Ltd. consented to this transaction and subordinated their lien on our accounts receivable to the new lender, Nascap Corp.

Upon effectiveness of the Registration Statement, we expect that Montgomery Equity Partners, Ltd. will begin to convert a portion of their convertible debenture into shares of our common stock. We anticipate we will then seek to borrow additional amounts from Montgomery Equity Partners, Ltd. under similar terms. Certain of our other note-holders have the right to convert such debt into common shares and if some or all of these other unrelated note-holders do elect to convert, they may also be willing to extend new loans to us under terms to be negotiated.

We have no commitments for any additional financing other than the $50,000 discussed above pursuant to the $150,000 promissory note issued to Nascap Corp. We are not currently seeking other sources of financing, other the ones described herein. There is no assurance that any further financing, if it is available, will be on terms acceptable us.

Description of Business, page 40

COMMENT 10.
We note your response to comment 40 in our letter dated June 9, 2006. Please disclose why Comtel is no longer a distributor of yours. Further, since Comtel is no longer one of your distributors, you state that you are “currently exploring alternatives for finding additional distributors-...” In the previous paragraph, however, you state that you have three other suitable distributors. Accordingly, please revise to update the status of your exploration to find additional

Mr. H. Christopher Owings
August 31, 2006

distributors, including any efforts to engage the three suitable distributors you refer to.

RESPONSE:
Comtel is no longer a distributor of ours because in July 2006, the use of Vartec’s call processing platform ceased and all Teleblock® services provided by the Company were routed through the various telephone networks to VeriSign’s call processing system. As also discussed in Comment 8, Vartec filed for bankruptcy in 2004, but the existing arrangements it had with other companies continued into 2006. On May 19, 2006, the bankruptcy court approved the assumption and assignment of the Company’s contract with Vartec to Comtel upon final closing of the asset sale to Comtel and accepted the sale of Vartec’s assets to Comtel on June 7, 2006. Although Comtel succeeded as our distributor of Teleblock,® once the use of Vartec’s call processing platform ceased, all Teleblock® services we provided were routed to VeriSign’s call processing system.

There are three other distributors of hosting services similar to those provided by VeriSign, all of whom are smaller than VeriSign. While we could seek to engage these distributors, at this time our management has determined that it is not in the Company’s current best interest to do so. VeriSign is a global enterprise, with offices throughout the Asia-Pacific region, Europe, Latin America and North America, and every day processes as many as 18 billion Internet interactions and supports 100 million phone cells. (Source: www.verisign.com). We do not believe that it would be in our best interest to switch to or to add other distributors at this time. We have revised the disclosure in the Amendment No.2 to Registration Statement accordingly.

Recent Developments and Our Strategy, page 44

COMMENT 11.
We note your response to comment 47 in our letter dated June 9, 2006. Again, if material, please disclose the material terms of the agreement between Citadel and Nuworld and file the agreement as an exhibit. Please also revise to explain the relationship between Jasmin Communications, Inc. and Citadel Telephone Company. Further, in the first sentence, you state that in 2006 you entered into the world of VoIP communications. Yet, the agreement with Nuworld Telecom was entered into on March 24, 2005. Please revise or advise.

RESPONSE:	We do not believe that the agreement with Nuworld Telecom (the “Nuworld Agreement”) is material at this time because earned revenues from VoIP are minimal.

Jasmin Communications, Inc. and Citadel Telephone Company are the same company. Citadel is a trade name for Jasmin Communications, Inc.

The Nuworld Agreement was entered into on March 24, 2005. Any revenues related to this agreement were not earned until 2006.

Mr. H. Christopher Owings
August 31, 2006

Recent Sales of Unregistered Securities, page 63

COMMENT 12.
We reissue comment 63 in our letter dated June 9, 2006. For example, you state that in February 2005, your predecessor sold 5,000,000 shares in Texas to “various investors.” We also refer you to the sale of 5,000,000 shares in December 2003 by your predecessor in the states Nevada and Washington.

RESPONSE:	We have added disclosure of the name of the sole investor in our predecessor’s offering in Texas in February 2005 as follows:

Nexus Asset Holdings, LLC (a Texas corporation)
1201 Elm Street, Suite 1700
Dallas, Texas 75270

Details as to the persons or class of persons who purchased 5,000,000 shares from our predecessor in Nevada and Washington in December 2003 are unavailable, other than that the shares were sold for their par value of $0.001, or $5,000 in the aggregate.

The Company believes this sale was exempt under Rule 504 of Regulation D but can not certify that fact. No additional records are available to the Company nor is the identity of counsel to the predecessor company at that time presently known. Given these circumstances, the Company believes it would pose an unreasonable burden, as to both cost and effort, to learn the requested information; further the Company asserts it would be a practical impossibility to do so. Lastly, the Company does not believe the information would be of any material value to an investor given the minimal proceeds ($5,000), and that it was undertaken by a corporate predecessor almost three years ago.

We hereby request the staff of the Commission to grant us a waiver from supplying the requested information under Rule 409 of Regulation C.

Consolidated Financial Statements, page F-1

COMMENT13.	Please update your financial statements and other financial information in accordance with Item 310(g) of Regulation S-B.

RESPONSE:	We have updated financial statements in accordance with Item 310(g) of Regulation S-B are included in this Amendment No. 2.

Notes to Consolidated Financial Statements, page F-11

Note 2.Q. Income Taxes, page F-17

COMMENT 14.	Given that you terminated your S Corporation status in February 2006, please disclose your new tax accounting policy. Also, please provide all the disclosure required by SFAS 109.

Mr. H. Christopher Owings
August 31, 2006

RESPONSE:
The Company has reviewed SFAS No. 109 and respectfully advises the staff that it does not apply to interim financial statements (except in very limited circumstances, not applicable to the Company) and as the current interim period is the first in which the Company was subject to income taxes, there are no disclosures required by SFAS No. 109 in the financial statements included in the registration statement.

As indicated in the accounting policy note shown below, the applicable GAAP is FIN 18, which has been followed by the Company. The only disclosure required by FIN 18 is to explain a difference between the expected and actual income tax, which the Company has done in the last paragraph of the policy note as shown below.

The accounting policy footnote in Note 2 Q to the financial statements has been revised to read as follows:

The shareholders had elected to treat the Company and its subsidiaries as small business corporations (“S Corporations”) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, all taxable losses incurred through the termination of the “S” Corporation election in February, 2006 have been passed through to the shareholders for inclusion on their individual tax returns. Accordingly, no provision or benefit is made for any federal or state income taxes in the accompanying 2004 and 2005 annual financial statements.

Commencing in fiscal 2006, for annual reporting purposes, the Company will account for income taxes using the asset and liability method required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”). Under this method, statutory tax rates in effect at the year-end balance sheet date are applied to differences between the book and tax bases of assets and liabilities. The resulting deferred tax liabilities or assets are then adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance will be recognized to the extent a portion or all of a deferred tax asset is not deemed to be realizable.

For interim reporting purposes, the Company follows the method required by SFAS Interpretation No. 18, “Accounting for Income Taxes in Interim Periods,” (“FIN 18”), which requires that companies estimate their annual effective tax rate and apply that rate to year-to-date income or loss.

The Company sustained a taxable loss of approximately $375,000 for the interim period ended June 30, 2006. Such loss produced no federal or state taxable benefit as the Company’s estimated annual tax rate for 2006 is zero.

Mr. H. Christopher Owings
August 31, 2006

Item 26. Recent Sales of Unregistered Securities, page II-1

COMMENT 15.
We reissue comment 64 in our letter dated June 9, 2006. It appears that you have not included the transaction involving the warrants to purchase 819,514 shares that were issued to Ms. Garfinkel. Please revise or advise.

RESPONSE:
We have updated the disclosure to indicate that in May 2005, we issued to Alison Garfinkel, as partial consideration in a treasury stock transaction with her, 5-year warrants to purchase 819,514 shares of common stock at $0.30506 per share. The warrants were subsequently assigned to Dean Garfinkel by Mrs. Garfinkel pursuant to their legal separation agreement.

Exhibits Required By Item 601 of Regulation S-B, page II-4

COMMENT 16.	We note your response to comment 67 in our letter dated June 9, 2006. Please disclose this response in your The March 2006 Secured Convertible Debentures subsection on page 21.

RESPONSE: We have disclosed our response to comment 67 in The March 2006 Secured Convertible Debentures subsection, as requested.

Item 28. Undertakings, page II-10

COMMENT 17.	We reissue comment 68 in our letter dated June 9, 2006. Please provide the undertakings required by Item 512(g)(2) of Regulation S-B or tell us why you are not required to do so.

RESPONSE:	We have provided the undertakings required by Item 512(g)(2) of Regulation S-B.

Should you have any questions concerning this Response Letter, please contact me (516) 656-5155.

Very truly yours,

/s/ Dean Garfinkel

Dean Garfinkel
President

cc:	Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP
Alina S. Pastiu, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP